UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

17 August, 2012

Commission File Number: 000-54641

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MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

MTG to launch 11 HD and 4 Play channels in the Nordic region

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it will be expanding its Viasat offering through the launch of eleven additional High Definition (HD) channels and four play catch-up channels. The channels will be launched during the fourth quarter of 2012 in Sweden, Norway, Denmark and Finland. Viasat’s total offering in the Nordic market will therefore include 40 HD channels and 36 play channels under both the Viasat and 3rd party brands.

The premium pay-TV sports channel Viasat Golf and pay-TV factual channels Viasat History, Viasat Explorer, Viasat Nature and Viasat Crime will be launched in crystal clear HD in all four Nordic countries on 1 November. The Swedish version of premium pay-TV channel Viasat Sport will be launched in HD in Sweden and Finland on the same date. The HD version of Viasat Sport’s Norwegian counterpart and the Viasat Fotball channel will also go on air in Norway on the day, and viewers in Sweden, Norway and Finland will also be able to access Viasat Hockey in HD. The free-TV channels TV6 in Sweden and Viasat4 in Norway will also be broadcast in HD.

The Play channels are catch-up channels available through Viasat’s recordable set-top-boxes. The National Geographic HD, National Geographic Wild HD, E! and Disney on Demand channels will be available to customers in all four Nordic countries from 1 October.

This is the second time this year that the Group expands its HD and play channel offering, as Viasat launched four new premium pay-TV HD channels in the Nordic region under the Viasat Film brand, and five Film play channels, in all four Nordic  countries on 1 March 2012.

Hans-Holger Albrecht, President and CEO of MTG, commented: “High Definition content is a key ingredient of our premium pay-TV offering, and the expansion of our HD portfolio adds further value to our leading Viasat offering. The addition of four new play channels will also further increase the range of choice available to our subscribers. While we continue to be engaged in the current changes in the pay-TV industry, we are also focused on the ongoing improvement of our core premium offering and on providing our customers with the best and widest range of entertainment content.”

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For further information, please visit www.mtg.se or contact:

Hans-Holger Albrecht, Chief Executive Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08.00 CET on 17 August 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 17 August, 2012	By:	/s/ Mathias Hermansson
Name: Mathias Hermansson
Title: Chief Financial Officer